UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 18)

Frontier Airlines, Inc
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
(Title of Class of Securities)

359065109
---------------------------------------------------
(CUSIP Number)

Wendy Schnipper Clayton, Esq.
DDJ Capital Management, LLC
141 Linden Street, Suite 4
Wellesley, MA  02482-7910
781-283-8500
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

March 21, 2001
--------------------------------------------------------------------------------
(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the
following box [   ].

(Continued on following pages)

(Page 1 of 8 Pages)

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 2 OF 8 PAGES


1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ Capital Management, LLC
	04-3300754
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Commonwealth of Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		2,505,043
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		2,505,043
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
2,505,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
8.6%
14	TYPE OF REPORTING PERSON *
IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 3 OF 8 PAGES




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	B III Capital Partners, L.P.
	04-3341099
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		2,505,043
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		2,505,043
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
2,505,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
8.6%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 4 OF 8 PAGES



1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ Capital III, LLC
	04-3317544
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		2,505,043
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		2,505,043
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
2,505,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
8.6%
14	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 5 OF 8 PAGES

ITEM 1.	SECURITY AND ISSUER:

	This Amendment No. 18 to Schedule 13D ("Amendment No. 18") should be read in conjunction with the Schedule 13D dated April 24, 1998 ("Schedule 13D"), Amendment No. 1 dated May 25, 1998, Amendment
No. 2 dated May 25, 1998, Amendment No. 3 dated November 6, 1998, Amendment No. 4 dated December 1, 1998, Amendment No. 5 dated
February 19, 1999, Amendment No. 6 dated June 23, 1999, Amendment
No. 7 dated July 12, 1999, Amendment No. 8 dated April 7, 2000, Amendment No. 9 dated April 7, 2000, Amendment No. 10 dated July 10, 2000, Amendment No. 11 dated September 29, 2000, Amendment No. 12 dated October 24, 2000, Amendment No. 13 dated November 17, 2000, Amendment No. 14 dated November 29, 2000, Amendment No. 15 dated
January 10, 2001, Amendment No. 16 dated January 22, 2001 and
Amendment No. 17 dated February 19, 2001 (collectively, "Amendment
Nos. 1 through 17") each as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain affiliates. This Amendment No. 18 amends the Schedule 13D and Amendment Nos. 1 through 17 only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D or Amendment Nos. 1 through 17.

	This filing of Amendment No. 18 is not, and should be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

	This statement relates to shares of the common stock, $.001 par value (the "Shares") of Frontier Airlines, Inc. (the "Company"). The principal executive offices of the Company are located at Frontier Center One, 7001 Tower Road, Denver, CO 80249-7312.

ITEM 3. 	SOURCES AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION:

	Item 3 is amended by adding the following:

	Shares purchased/sold by the Funds since February 28, 2001 are set forth on the attached Schedule B. See also Item 5 with respect to settlement of Call Options.

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 6 OF 8 PAGES


ITEM 5.	INTEREST IN SECURITIES OF ISSUER:

	Paragraph (a) in Item 5 is deleted in its entirety and amended as set forth below:

	(a)	The Fund beneficially owns, and DDJ Capital III, LLC and
DDJ beneficially own as general partner and investment manager, respectively, of the Fund, 2,505,043 shares of Common Stock (including the warrants to purchase 525,000 shares of common stock, see Item 3), or approximately 8.6% of the outstanding Shares of the Company. The above numbers reflect the 3-for-2 stock split that occurred by on March 6, 2001.

	Paragraph (c) in Item 5 is amended as set forth below:

	On March 2, 2001, 50 May 2001 Call Options written by the Fund with a strike price of $13.375 (and previously reported) were exercised by the holder thereof. Accordingly, the Fund delivered 5,000 shares of common stock and received consideration of $66,875.

	On March 19, 2001, 950 May 2001 Call Options written by the
Fund with a strike price of $13.375 (and previously reported) were exercised by the holder thereof. Accordingly, the Fund delivered 95,000 shares of common stock and received consideration of $1,270,625.

	On March 21, 2001, 1,000 May 2001 Call Options written by the Fund with a strike price of $15 (and previously reported) were exercised by the holder thereof. Accordingly, the Fund delivered 100,000 shares of common stock and received consideration of $1,500,000.

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 7 OF 8 PAGES


Signature:
========

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DDJ CAPITAL MANAGEMENT, LLC

By:	/ s / Wendy Schnipper Clayton
	-------------------------------------------
	Wendy Schnipper Clayton
	Attorney-In-Fact*

*Limited Power of Attorney filed with the SEC on July 29, 1998.

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 8 OF 8 PAGES


SCHEDULE B
===========

Frontier Airlines, Inc.
======================

	Set forth below is an itemization of all purchases and sales of Shares of Common Stock since February 28, 2001. The transactions were made for cash in open market transactions.

	TYPE:
	PURCHASE		AGGREGATE
DATE	OR SALE	SHARES	PRICE



3/1/01	PURCHASE	45,000 	$972,288.00
3/2/01	PURCHASE	25,000 	$532,762.50
3/5/01	PURCHASE	2,500 	$52,575.00
3/7/01	PURCHASE	5,000 	$70,150.00
3/8/01	PURCHASE	20,000 	$269,350.00
3/9/01	PURCHASE	10,000 	$125,300.00
3/16/01	PURCHASE	5,000 	$52,962.50
3/19/01	PURCHASE	5,000 	$50,462.50